UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3) *

SNAP INTERACTIVE, INC.

(Name of Issuer)

Common Stock

 (Title of Class of Securities)

83303W109

 (CUSIP Number)

Greg R. Samuel, Esq.

Haynes and Boone, LLP

2323 Victory Avenue, Suite 700

Dallas, Texas 75219

(214) 651-5000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 7, 2016

 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 83303W109	Page 2 of 7 Pages

1.	Names of Reporting Persons Clifford Lerner
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☑
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF, OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 30,250,000
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 21,000,000
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 30,250,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 60.5% (1)
14.	Type of Reporting Person (See Instructions) IN

(1) The percentage is calculated based upon 50,017,826 shares of Common Stock outstanding, including 10,325,000 shares of unvested restricted stock, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2015, filed with the Securities and Exchange Commission on November 10, 2015, as adjusted to reflect the cancellation and issuance of 5,000,000 restricted shares of Common Stock as described herein.

CUSIP No. 83303W109	Page 3 of 7 Pages

This Amendment No. 3 (this “Amendment”) reflects changes to the information in the Schedule 13D relating to the Common Stock of the Issuer filed by the Reporting Person with the Securities and Exchange Commission (the “Commission”) on March 4, 2011, as amended by Amendment No. 1 to Schedule 13D filed by the Reporting Person with the Commission on December 19, 2011 and Amendment No. 2 to Schedule 13D filed by the Reporting Person with the Commission on April 12, 2013 (as amended, the “Schedule 13D”).

This Amendment is being filed to disclose a disposition and acquisition of greater than one percent (1%) of the Issuer’s common stock relating to the cancellation of 5,000,000 restricted shares of Common Stock held by the Reporting Person and the issuance of 5,000,000 restricted shares of Common Stock to the Reporting Person. The disposition and acquisition did not result in any change to the Reporting Person’s beneficial ownership of the Issuer’s Common Stock. Each capitalized term used and not defined herein shall have the meaning assigned to such term in the Schedule 13D. Except as otherwise provided herein, each Item of the Schedule 13D remains unchanged.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended and supplemented to add the following information as of the date hereof:

On March 3, 2016, the Board of Directors of the Issuer awarded the Reporting Person 5,000,000 restricted shares of Common Stock as consideration for the cancellation of 5,000,000 restricted shares of Common Stock issued to the Reporting Person on April 10, 2013. The restricted shares of Common Stock were issued pursuant to a restricted stock award agreement with the Issuer that was entered into on March 3, 2016.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented to add the following as of the date hereof:

On March 3, 2016, the Board of Directors of the Issuer awarded the Reporting Person 5,000,000 restricted shares of Common Stock as consideration for the cancellation of 5,000,000 restricted shares of Common Stock issued to the Reporting Person on April 10, 2013. The restricted shares of Common Stock were issued pursuant to a restricted stock award agreement with the Issuer that was entered into on March 3, 2016.

Item 5.	Interest in Securities of the Issuer.

Items 5(a) through 5(c) of the Schedule 13D are hereby amended and restated as follows:

(a) The aggregate number and percentage of the class of securities identified pursuant to Item 1 beneficially owned by the Reporting Person is stated in Items 11 and 13 on the cover page hereto, which has been adjusted to reflect the cancellation of 5,000,000 restricted shares of Common Stock held by the Reporting Person on March 3, 2016 and the issuance of 5,000,000 restricted shares of Common Stock to the Reporting Person on March 3, 2016.

(b)	Number of shares as to which each Reporting Person has:

(i)	sole power to vote or to direct the vote:

See Item 7 on the cover page hereto.

(ii)	shared power to vote or to direct the vote:

See Item 8 on the cover page hereto.

(iii)	sole power to dispose or to direct the disposition of:

See Item 9 on the cover page hereto.

(iv)	shared power to dispose or to direct the disposition of:

See Item 10 on the cover page hereto.

CUSIP No. 83303W109	Page 4 of 7 Pages

(c) Transactions in the class of securities reported on that were effected during the past sixty days or since the most recent filing of Schedule 13D, whichever is less, by the reporting persons are described below:

Transaction Date	Effecting Person(s)	Shares Acquired	Shares Disposed	Price Per Share	Description of Transaction
3/3/16	Reporting Person		5,000,000	$0	Disposition to the Issuer
3/3/16	Reporting Person	5,000,000		$0	Acquisition from the Issuer

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and supplemented to add the following information as of the date hereof:

On October 13, 2015, the Issuer and the Reporting Person entered into an amendment to the Employment Agreement (the “Amendment”) in connection with the Reporting Person’s appointment as the Issuer’s President of The Grade. The Amendment amended the Employment Agreement to update the description of the Reporting Person’s position with, and responsibilities to, the Issuer, as well as reduced the Reporting Person’s base salary to $150,000 per year effective January 1, 2016. The Amendment did not impact any securities of the Issuer that were issued pursuant to or otherwise related to the Employment Agreement.

On March 3, 2016, the Issuer entered into a restricted stock cancellation and release agreement (the “Cancellation Agreement”) with the Reporting Person, pursuant to which the Issuer cancelled 5,000,000 restricted shares of Common Stock awarded to the Reporting Person on April 10, 2013 (the “Original Restricted Shares”). The Original Restricted Shares would have vested 50% on the third anniversary of the date of grant and 50% on the fourth anniversary of the date of grant. As consideration for the Reporting Person agreeing to forfeit the Original Restricted Shares, on March 3, 2016, pursuant to a restricted stock award agreement (the “2016 Restricted Stock Award Agreement”), the Board of Directors of the Issuer awarded the Reporting Person a replacement award of 5,000,000 restricted shares that vest 100% on the tenth (10th) anniversary of the date of grant as long as the Reporting Person is providing services to the Issuer on such date; provided, that any unvested shares of restricted stock will vest immediately upon the effective date of a “change in control” (as defined in the Amended and Restated Snap Interactive, Inc. 2011 Long-Term Incentive Plan (the “Incentive Plan”)), subject to the terms of the 2016 Award Agreement.

On March 3, 2016, pursuant to a stock option award agreement (the “2016 Option Award Agreement”) the Board of Directors of the Issuer awarded the Reporting Person a stock option representing the right to purchase 50,000 shares of Common Stock at an exercise price of $0.20 per share, with the shares underlying such option vesting in four (4) equal annual installments on the first, second, third and fourth anniversary of the date of grant as long as the Reporting Person is providing services to the Issuer on such dates; provided, that upon the effective date of a “change in control” (as defined in the Incentive Plan), 50% of the then-unvested shares immediately will vest on the date of the change in control and the remaining 50% of the then-unvested shares will vest on the earlier of (i) the original date such shares would have vested or (ii) the first anniversary of the date of the change in control, in each case subject to the terms and conditions of the 2016 Option Award Agreement. Unless otherwise terminated pursuant to its terms, the stock option expires on March 3, 2026.

The foregoing description of the Amendment, the Cancellation Agreement, the 2016 Restricted Stock Award Agreement and the 2016 Option Award Agreement does not purport to be complete and is qualified in its entirety by reference to the Amendment, the Cancellation Agreement, the Form of Restricted Stock Award Agreement awarded under the Incentive Plan and the Form of Nonqualified Stock Option Agreement awarded under the Incentive Plan, which are attached hereto as Exhibits 99.2, 99.4, 99.5 and 99.6 and are incorporated by reference herein.

CUSIP No. 83303W109	Page 5 of 7 Pages

Item 7.	Material to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended and restated as follows:

The following exhibits are filed as exhibits hereto:

Exhibit	Description of Exhibit
99.1	Executive Employment Agreement, dated as of April 10, 2013, by and between the Reporting Person and the Issuer (incorporated by reference to Exhibit 10.4 to the Post-Effective Amendment No. 3 to the Registration Statement on Form S-1 of the Issuer filed on April 11, 2013 by the Issuer with the SEC).
99.2	First Amendment to Executive Employment Agreement, effective as of October 13, 2015, by and between the Issuer and the Reporting Person (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K of the Issuer filed on October 14, 2015 by the Issuer with the SEC).
99.3	Restricted Stock Award Agreement (incorporated by reference to Exhibit 99.5 to the Schedule 13D filed on December 14, 2011 by the Reporting Person with the SEC).
99.4	Restricted Stock Cancellation and Release Agreement, dated as of March 3, 2016, by and between the Reporting Person and the Issuer (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K of the Issuer filed on March 7, 2016 by the Issuer with the SEC).
99.5	Form of Restricted Stock Award Agreement (incorporated by reference to Exhibit 99.3 to the Registration Statement on Form S-8 (File No. 333-174456) of the Issuer filed on May 24, 2011 by the Issuer with the SEC).
99.6	Form of Nonqualified Stock Option Agreement (incorporated by reference to Exhibit 99.4 to the Registration Statement on Form S-8 (File No. 333-174456) of the Issuer filed on May 24, 2011 by the Issuer with the SEC).

CUSIP No. 83303W109	Page 6 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 7, 2016	CLIFFORD LERNER

/s/ Clifford Lerner

CUSIP No. 83303W109	Page 7 of 7 Pages

EXHIBIT INDEX

Exhibit	Description of Exhibit
99.1	Executive Employment Agreement, dated as of April 10, 2013, by and between the Reporting Person and the Issuer (incorporated by reference to Exhibit 10.4 to the Post-Effective Amendment No. 3 to the Registration Statement on Form S-1 of the Issuer filed on April 11, 2013 by the Issuer with the SEC).
99.2	First Amendment to Executive Employment Agreement, effective as of October 13, 2015, by and between the Issuer and the Reporting Person (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K of the Issuer filed on October 14, 2015 by the Issuer with the SEC).
99.3	Restricted Stock Award Agreement (incorporated by reference to Exhibit 99.5 to the Schedule 13D filed on December 14, 2011 by the Reporting Person with the SEC).
99.4	Restricted Stock Cancellation and Release Agreement, dated as of March 3, 2016, by and between the Reporting Person and the Issuer (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K of the Issuer filed on March 7, 2016 by the Issuer with the SEC).
99.5	Form of Restricted Stock Award Agreement (incorporated by reference to Exhibit 99.3 to the Registration Statement on Form S-8 (File No. 333-174456) of the Issuer filed on May 24, 2011 by the Issuer with the SEC).
99.6	Form of Nonqualified Stock Option Agreement (incorporated by reference to Exhibit 99.4 to the Registration Statement on Form S-8 (File No. 333-174456) of the Issuer filed on May 24, 2011 by the Issuer with the SEC).